Exhibit 99.7

(Note: Amounts presented in tables may not add to totals due to rounding.)

Treasury Board and Finance, Government of Alberta

August, 2018

2018–19 First Quarter Fiscal Update and Economic Statement

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2	2018–19 First Quarter Fiscal Update and Economic Statement

2018–19 First Quarter Highlights

Alberta economy recovering; deficit down

Economy recovering as expected

Alberta economic growth is recovering as expected. Overall, the forecast for real GDP growth in 2018 remains unchanged at 2.7%.

The Alberta Activity Index is now above its pre-recession peak. Oil prices, energy activity and exports have strengthened more than expected.

Exports are expected to continue expanding into 2019, and household earnings are also estimated to strengthen. Real GDP is forecast to grow 2.7% next year, slightly higher than the 2.5% growth estimated in budget.

Improved oil prices and corporate earnings are translating, slowly, to an increase in conventional energy investment. For example, rigs drilling in 2018 is averaging nearly 7% higher than 2017 so far this year. It is expected that non-conventional investment growth will turn positive in 2019, the first year of growth since 2014.

Alberta’s labour market is also improving, with employment growth notable in the higher-earnings goods sector and in full-time positions. Employment is expected to expand 1.9% in 2018, roughly in line with the Budget 2018 estimate. Overall activity in the household and construction sectors is slightly below budget estimates though.

Substantial uncertainty remains, with significant volatility in oil prices and the light-heavy oil price differential, as well as ongoing global market and geopolitical risks.

Deficit and borrowing lower

The 2018-19 deficit is now forecast at $7.8 billion, $1 billion lower than Budget 2018:

●  Total revenue of $49.1 billion is forecast, up $1.2 billion from budget, due primarily to higher personal income tax, resource revenue and federal transfers, partially offset by lower investment income.

●  Total expense of $56.3 billion is forecast, up $146 million from Budget 2018. Expense increases are mainly related to capital grants re-profiled from 2017-18 and funded using federal infrastructure program dedicated revenue.

●  2018-19 Capital Plan spending is forecast to be largely unchanged from budget, with projects from 2017-18 re-profiled or carried-over into this year essentially offset by projects re-profiled from 2018-19 to future years, based on progress.

●  Mainly as a result of the lower deficit, borrowing for the Fiscal Plan and Capital Plan is now projected to be $1.3 billion lower than initially estimated in Budget 2018.

2018–19 First Quarter Fiscal Update and Economic Statement	3

2018–19 First Quarter Fiscal Update

Fiscal Plan Highlights

A deficit of $7.8 billion is forecast for 2018-19, $1 billion lower than estimated in Budget 2018, due primarily to higher revenue.

Total revenue of $49.1 billion is forecast, up $1,191 million from budget. Higher resource revenue, personal income taxes and federal transfers are partly offset by lower investment income.

Total expense of $56.3 billion has increased $146 million from budget:

●	Operating expense (excluding Climate Leadership Plan - CLP) is $52 million higher, reflecting increases for advocacy regarding the Trans Mountain pipeline, a contract for highway maintenance, the Victims of Crime Fund, the plebiscite regarding the 2026 Calgary Olympic bid, and several dedicated revenue programs. CLP operating expense is $5 million lower due to a reallocation to CLP capital grants.

●	Capital grant expense has been increased by a net $129 million, mainly from re-profiling federally-funded municipal infrastructure programs, and a transfer from capital investment.

●	Other expense is down $31 million, due to lower debt servicing costs mainly from reduced borrowing.

The Capital Plan is in line with budget, at $6.4 billion. Decreases from re-profiling of health, transportation and housing projects to future years are offset by re-profiling of the federally-funded municipal grants from 2017-18, and by capital investment carry-overs from 2017-18.

Direct borrowing for the Fiscal Plan is estimated at $5.8 billion, $1,228 million lower than budget, due primarily to the lower forecast deficit. Direct borrowing for the Capital Plan is forecast at $3.7 billion, a decrease of $79 million from budget, due mainly to additional federal cash transfers.

Fiscal Plan Summary (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from Budget
Income Statement	Actual	Budget	Forecast

Revenue
Income tax revenue	14,223	15,938	16,271	333
Other tax revenue	6,538	6,961	6,945	(16)
Non-renewable resource revenue	4,980	3,829	4,737	908
Other revenue	21,553	21,152	21,117	(35)
Total Revenue	47,295	47,879	49,070	1,191

Expense
Operating expense	46,229	47,765	47,817	52
Climate Leadership Plan operating expense	521	1,035	1,030	(5)
Disaster assistance (with operating 2013 flood support)	438	205	205	-
Wood Buffalo Disaster Recovery Program	1	1	1	-
Capital grants (including 2013 flood support)	3,628	1,706	1,830	124
Climate Leadership Plan capital grants	394	423	429	5
Amortization / inventory consumption / disposal losses	3,282	3,434	3,434	-
General debt servicing costs	659	1,027	998	(29)
Capital Plan debt servicing costs	761	895	893	(2)
Pension provisions	(593)	(310)	(310)	-
Total Expense	55,318	56,181	56,327	146
Risk Adjustment	-	(500)	(500)	-
Surplus / (Deficit)	(8,023)	(8,802)	(7,757)	1,045
Capital Plan
Capital grants	3,628	1,706	1,830	124
Capital investment	4,974	4,123	3,998	(125)
Climate Leadership Plan (capital grants)	394	423	429	5
Climate Leadership Plan (capital investment)	25	192	193	1
Total Capital Plan	9,021	6,444	6,449	5

4	2018–19 First Quarter Fiscal Update and Economic Statement

Revenue and Expense Highlights

Total Revenue is forecast to be $49.1 billion, $1.2 billion higher than estimated in Budget 2018.

●	Resource revenue of $4.7 billion is forecast, $908 million higher than budget, mainly from higher oil prices and a lower US-Canadian dollar exchange rate. The West Texas Intermediate (WTI) oil price is assumed to average US$61 per barrel for the fiscal year. While prices have averaged US$68.40 from April 1 to August 20, significant uncertainty continues. As it is early in the fiscal year, and substantial risk remains, the WTI price is only being increased by US$2 from Budget 2018. The US-Canadian dollar exchange rate is forecast to average 78 US¢/Cdn$, two cents below the budget estimate.

●	Bitumen royalties are forecast to be $605 million higher than budget, while crude oil royalties are up $203 million. The light-heavy oil price differential has been very volatile, widening to over US$30 recently. The forecast is for the differential to average US$24 per barrel for the fiscal year, US$1.60 wider than budget.

●	Natural gas and by-products royalties have increased by $50 million, due mainly to lower producer costs and the impact of higher oil prices on by-product royalties. The natural gas Alberta Reference Price forecast has been decreased by 30 cents, to Cdn$1.70 per gigajoule.

●	Personal income tax revenue is forecast at $11.7 billion, an increase of $333 million from budget, due primarily to higher-than-expected 2017 assessments, which elevates the base used to forecast 2018 revenue and requires a positive $169 million prior-years’ adjustment (the 2017 portions of 2016-17 and 2017 -18 revenue were under-reported).

●	Corporate income tax revenue is forecast at $4.6 billion, unchanged from budget.
●	Other tax revenue is forecast at $6.9 billion, a $16 million decrease from budget, due primarily to the impact on the 2018-19 forecast of lower-than-expected 2017-18 insurance premiums taxes.

●	Federal transfers of $8.3 billion are forecast, $98 million higher than estimated in Budget 2018, primarily from re-profiling $95 million in municipal infrastructure programs from 2017-18, and for additional projects under the National Housing Strategy and the Investing in Canada Infrastructure Program.

●	Investment income is forecast at $2.7 billion, $152 million lower than the Budget 2018 estimate, due to slightly weaker market returns in the first quarter of the fiscal year, and to reduced Alberta Capital Finance Authority (ACFA) net income from lower payments on loan swaps (a similar impact on debt swaps decreases debt servicing costs).

●	Total revenue from other sources is forecast at $10.1 billion, $18 million higher than budget. A $25 million improvement in Balancing Pool net income and slight increases in ATB Financial fees (payment-in-lieu-of- taxes and deposit guarantee fee), are partly offset by a $13 million reduction in Alberta Petroleum Marketing Commission net income as the North West Redwater Partnership upgrader commercial start-up is now expected in October instead of June.

Total Expense is forecast to be $56.3 billion, $146 million higher than estimated in Budget 2018.

●	Total operating expense is forecast at $48.8 billion, $47 million higher than Budget 2018. Increases of $31 million for a public advocacy campaign on the benefits to Canadians of the Trans Mountain pipeline project, $10 million for transitioning a highway maintenance contract, $5 million from the Victims of Crime Fund,

$2 million for a plebiscite on Calgary’s 2026 Olympic bid, and $4 million offset by revenue, mainly in federal funding re-profiled from 2017-18 for Early Learning and Child Care, are partly offset by a reduction of $5 million in Climate Leadership Plan (CLP) operating expense due to transfers to CLP capital grants.

●	Total capital grants of $2.3 billion are forecast, a net increase of $129 million from budget. Main increases include: $95 million re-profiled from 2017-18 in federal funding for municipal grants (Clean Water and Wastewater Fund; Public Transit Infrastructure Fund; Gas Tax Fund); $8 million added for Investing in Canada Infrastructure projects; $21 million transferred from capital investment for housing projects; $5 million for flood mitigation; a net $5 million in CLP grants transferred from CLP operating expense. These are partially offset by a $4 million reduction in the Basic Municipal Transportation Grant, due to lower-than-estimated fuel consumption in Edmonton and Calgary in 2017.

●	General debt servicing costs have decreased by $29 million, consisting of a $20 million reduction from lower Fiscal Plan borrowing and a $9 million reduction in ACFA costs. Capital Plan debt servicing costs are down $2 million also due to lower borrowing.

●	Budget 2018 included $206 million for disaster assistance, comprising $200 million unallocated, $5 million for the 2013 flood and $1 million for the 2016 Wood Buffalo wildfire. The first quarter forecast remains unchanged from budget, though some of the $200 million will be needed for spring flooding and early summer wildfire activity. Once firmer costs are known, likely by the second quarter, the forecast will be updated.

2018–19 First Quarter Fiscal Update and Economic Statement	5

Assets and Liabilities

Financial Assets of $71.5 billion are forecast for March 31, 2019, an increase of $0.5 billion from 2018.

●	Heritage Fund, endowment and other fund assets are increasing by $0.5 billion, from inflation-proofing and net income retention.

●	The balance in the Contingency Account on March 31, 2018 was $1.7 billion. The forecast is for all of this cash to be withdrawn to fund the 2018-19 deficit, after making various cash adjustments, including differences between accrued revenue and expense and actual cash receipts and outlays, income retained by various funds and entities, and cash borrowing. More details are provided on page 10.

●	Assets of the Agriculture Financial Services Corporation (AFSC) and Alberta Capital Finance Authority (ACFA) are increasing $1.1 billion, primarily from increased municipal lending activity and retention of net income. This is partly offset by corresponding $0.8 billion increase in liabilities.
●	Cash of $55 million in the Capital Plan financing account is being withdrawn to fund capital spending.

●	Other financial assets are increasing a net $0.6 billion.

Liabilities of $99.8 billion are forecast for March 31, 2019, an increase of $9.5 billion from 2018, but lower than expected in Budget 2018.

Fiscal Plan and Capital Plan liabilities on March 31, 2019 are forecast at $52.9 billion. This is $1.3 billion lower than estimated in Budget 2018.

●	Liabilities for capital projects are $3.7 billion higher than they were at March 31, 2018, due to direct borrowing of $3.7 billion, alternative financing of $92 million, less principal repayments on completed private-public partnership projects (P3s) of $64 million.

●	Direct borrowing for the Fiscal Plan in 2018-19 is now forecast to be $5.8 billion, $1.2 billion lower than estimated in budget.
●	AFSC and ACFA liabilities are increasing $0.8 billion, more than offset by their increased assets.

●	Other liabilities are decreasing by $0.5 billion, while government obligations for pension plan liabilities are down $0.3 billion.

Net financial debt (the difference between financial assets and liabilities) on March 31, 2019 is estimated to be $28.3 billion.

Capital and other non-financial assets of $50.3 billion are forecast for March 31, 2019, a $1.2 billion net increase from March 31, 2018. This reflects: addition of $4.2 billion in capital assets less $2.5 billion in amortization; addition of $1 billion in inventory assets (e.g. vaccines, highway maintenance gravel) less consumption of $1 billion; and a net increase of $0.5 billion in deferred capital contributions.

Net Assets of $21.9 billion are forecast for March 31, 2019, a $7.8 billion decrease from 2018, reflecting the deficit for 2018-19.

Balance Sheet Summary (millions of dollars)

	At March 31			Change
	2018	2019		from
	Actual	Budget [a]	Forecast	2018
Financial Assets
Heritage Fund, endowment and other funds	20,306	20,762	20,769	463
Contingency Account	1,661	-	-	(1,661)
Self-supporting lending organizations	21,471	22,592	22,589	1,118
Capital Plan financing account	55	55	-	(55)
Other financial assets (includes SUCH sector)	27,484	28,555	28,109	625
Total Financial Assets	70,977	71,964	71,467	490
Liabilities
Liabilities for capital projects	29,339	33,192	33,077	3,738
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan	13,079	20,117	18,889	5,810
Self-supporting lending organizations	18,661	19,451	19,451	790
Other liabilities (includes SUCH sector)	18,868	18,726	18,331	(537)
Pension liabilities	9,430	9,120	9,120	(310)
Total Liabilities	90,321	101,550	99,812	9,491
Net Financial Assets / (Debt)	(19,344)	(29,586)	(28,345)	(9,001)
Capital / other non-financial assets	52,024	53,854	53,726	1,702
Spent deferred capital contributions	(3,009)	(3,400)	(3,467)	(458)
Net Assets	29,671	20,868	21,914	(7,757)
Change in Net Assets (before adjustments)	(8,023)	(8,802)	(7,757)	266

[a]	Budget numbers have been restated to reflect 2017-18 actual results.

6	2018–19 First Quarter Fiscal Update and Economic Statement

Revenue (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Income Taxes
Personal income tax	10,775	11,387	11,720	333
Corporate income tax	3,448	4,551	4,551	-
	14,223	15,938	16,271	333
Other Taxes
Education property tax	2,450	2,446	2,446	-
Fuel tax	1,399	1,414	1,421	7
Tobacco / Cannabis taxes	908	932	925	(7)
Insurance taxes	582	641	626	(15)
Freehold mineral rights tax	67	87	82	(5)
Tourism levy	85	85	89	4
Carbon levy	1,046	1,356	1,356	-
	6,538	6,961	6,945	(16)
Non-Renewable Resource Revenue
Bitumen royalty	2,643	1,785	2,390	605
Crude oil royalty	965	1,053	1,256	203
Natural gas and by-products royalty	645	541	591	50
Bonuses and sales of Crown leases	564	327	370	43
Rentals and fees / coal royalty	164	123	130	7
	4,980	3,829	4,737	908
Transfers from Government of Canada
Canada Health Transfer	4,325	4,521	4,518	(3)
Canada Social Transfer	1,600	1,657	1,657	-
Direct transfers to SUCH sector / Alberta Innovates Corp.	482	520	520	-
Agriculture support programs	349	308	308	-
Infrastructure support	391	510	604	94
Labour market agreements	233	250	250	-
Other	226	452	459	7
	7,606	8,218	8,316	98
Investment Income
Alberta Heritage Savings Trust Fund	1,926	1,653	1,537	(116)
Endowment funds	427	336	312	(24)
Alberta Capital Finance Authority	245	345	333	(12)
Agriculture Financial Services Corporation	122	135	135	-
Other (includes SUCH sector / Contingency Account)	405	415	415	-
	3,126	2,884	2,732	(152)
Net Income from Government Business Enterprises
AGLCC – Gaming / lottery	1,417	1,439	1,439	-
AGLCC – Liquor	866	794	793	(1)
ATB Financial	278	242	243	1
Balancing Pool	763	161	186	25
Other – CUDGCo / APMC	63	141	128	(13)
	3,387	2,777	2,789	12
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,202	1,237	1,237	-
Health / school board fees and charges	711	664	664	-
Motor vehicle licences	508	513	513	-
Crop, hail and livestock insurance premiums	348	375	375	-
Energy industry levies	292	333	333	-
Other (includes land titles, land and grazing, health benefits premiums)	779	733	736	3
	3,839	3,854	3,858	4
Other
SUCH sector sales, rentals and services	1,010	1,040	1,040	-
SUCH sector fundraising, donations and gifts	823	639	639	-
AIMCo investment management charges	383	342	342	-
Fines and penalties	215	225	225	-
Refunds of expense	463	195	197	2
Climate change and emissions management	250	541	541	-
Miscellaneous	451	437	437	-
	3,595	3,419	3,421	2
Total Revenue	47,295	47,879	49,070	1,191

2018–19 First Quarter Fiscal Update and Economic Statement	7

Operating Expense by Ministry (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Advanced Education	5,512	5,606	5,606	-
Agriculture and Forestry	974	1,056	1,056	-
Children’s Services	1,433	1,504	1,506	2
Community and Social Services	3,460	3,650	3,650	-
Culture and Tourism	299	303	306	3
Economic Development and Trade	289	282	282	-
Education	7,910	7,999	7,999	-
Energy	444	478	478	-
Environment and Parks	447	446	446	-
Executive Council	17	19	19	-
Health	19,762	20,566	20,566	-
Indigenous Relations	168	182	182	-
Infrastructure	499	497	497	-
Justice and Solicitor General	1,438	1,466	1,471	5
Labour	188	222	222	-
Municipal Affairs	235	260	260	-
Seniors and Housing	599	614	614	-
Service Alberta	343	395	395	-
Status of Women	7	7	7	-
Transportation	472	450	460	10
Treasury Board and Finance	1,613	1,603	1,634	31
Legislative Assembly	117	161	161	-
Total Operating Expense – excluding Climate Leadership Plan	46,229	47,765	47,817	52
Climate Leadership Plan:
Agriculture and Forestry	11	42	42	-
Economic Development and Trade	2	46	46	-
Energy	34	106	106	-
Environment and Parks	151	280	279	(1)
Indigenous Relations	16	20	17	(3)
Treasury Board and Finance	306	533	533	-
Other (Infrastructure / Labour / Transportation)	2	7	7	-
Total Climate Leadership Plan Operating Expense	521	1,035	1,030	(5)
Total Operating Expense	46,750	48,800	48,847	47

Debt Servicing Costs (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
General
Advanced Education – post-secondary institutions	39	42	42	-
Agriculture and Forestry – Agriculture Financial Services Corporation	68	71	71	-
Education – school boards	13	10	10	-
Health – Alberta Health Services	16	16	16	-
Seniors and Housing – Alberta Social Housing Corporation	6	5	5	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	517	883	854	(29)
Total general debt servicing costs	659	1,027	998	(29)
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	29	28	28	-
Transportation – ring road P3s	94	92	92	-
Treasury Board and Finance – direct borrowing	638	775	773	(2)
Total Capital Plan debt servicing costs	761	895	893	(2)
Total Debt Servicing Costs	1,420	1,921	1,890	(31)

8	2018–19 First Quarter Fiscal Update and Economic Statement

Disaster / Emergency Assistance Expense (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Agriculture and Forestry – wildfires	201	-	-	-
Agriculture and Forestry – agriculture indemnities / AgriStability	207	-	-	-
Municipal Affairs – Wood Buffalo wildfire / other	23	1	1	-
2013 Alberta flood assistance (Comm. & Soc. Serv. / Ind. Rel. / Infra. / Env.& Pks)	7	5	5	-
Unallocated	-	200	200	-
Total Disaster / Emergency Assistance	439	206	206	-

Capital Amortization Expense (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Advanced Education	495	537	537	-
Agriculture and Forestry	25	28	28	-
Community and Social Services	7	9	9	-
Education	373	355	355	-
Energy	13	15	15	-
Environment and Parks	49	70	70	-
Health	554	551	551	-
Infrastructure	109	127	127	-
Justice and Solicitor General	4	7	7	-
Seniors and Housing	36	39	39	-
Service Alberta	76	101	101	-
Transportation	558	590	590	-
Treasury Board and Finance	25	24	24	-
Other [a]	14	23	23	-
Total Amortization Expense	2,337	2,477	2,477	-

[a]	Other includes Children’s Services, Culture and Tourism, Economic Development and Trade, Labour, Legislative Assembly and Municipal Affairs

2018 –19 Financing Requirements a (millions of dollars)

	2017-18			2018-19
	Actual Financing	Maturities	Increase in Financing	Budget Estimate	Change to Estimate	1st Quarter Forecast	Maturities	Increase in Financing
Financing Requirements
Direct borrowing for the Capital Plan	5,434	-	5,434	4,272	(79)	4,193	(500)	3,693
Direct borrowing for the Fiscal Plan	4,494	-	4,494	7,038	(1,228)	5,810	-	5,810
Cash Reserve	5,000	-	5,000	5,000	-	5,000	(5,000)	-
Borrowing for the Orphan Well Association	50	-	50	145	-	145	(50)	95
Borrowing for working capital	82	(1,150)	(1,068)	1,000	-	1,000	(82)	918
Borrowing for government organizations and business enterprises:
Agriculture Financial Services Corp.	183	(169)	14	406	-	406	(271)	135
Alberta Capital Finance Authority	4,162	(4,167)	(5)	3,760	(30)	3,730	(3,720)	10
Alberta Petroleum Marketing Comm.	445	(331)	114	675	(52)	623	(445)	178
ATB Financial	2,769	(1,000)	1,769	3,000	420	3,420	(2,974)	446
Balancing Pool	804	(232)	572	810	53	863	(804)	59
Total Financing Requirements	23,423	(7,049)	16,374	26,106	(916)	25,190	(13,846)	11,344

[a]

Includes new financing requirements and maturing debt for both money market and long-term debt. Long-term debt issuance is forecast to be $13.7 billion for 2018-19. Approximately $6.7 billion in term debt has been borrowed to date.

2018–19 First Quarter Fiscal Update and Economic Statement	9

Contingency Account (millions of dollars)

	Fiscal Year			Change from
	2017-18	2018-19
	Actual	Budget	Forecast	Budget
Balance at Start of Year	2,299	1,661	1,661	-
Surplus / (Deficit)	(8,023)	(8,802)	(7,757)	1,045
Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	397	565	821	256
Pension provisions (non-cash expense)	(593)	(310)	(310)	-
Net deferred capital contribution adjustment (excluding SUCH)	215	351	418	67
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(230)	(328)	(358)	(30)
Alberta Treasury Branches	(278)	(242)	(243)	(1)
Agriculture Financial Services Corporation	(288)	(387)	(387)	-
Endowment funds	(240)	(146)	(122)	24
Alberta Social Housing Corporation	12	24	-	(24)
Alberta Capital Finance Authority	(41)	(30)	(27)	3
Climate Change and Emiss. Mgmt. Fund / Carbon Levy acct. / Energy Effic. Ab.	(114)	(71)	(71)	-
Balancing Pool	(763)	(161)	(186)	(25)
Other	(223)	(138)	(12)	126
Energy royalties (difference between accrued revenue and cash)	(151)	211	258	47
Student loans	(392)	(375)	(375)	-
Other cash adjustments	(383)	(121)	(434)	(313)
2016 Wood Buffalo fire / 2013 Alberta flood assistance revenue / expense	(218)	(171)	(186)	(15)
Inventory acquisition	(129)	(139)	(136)	3
Inventory consumption (non-cash expense)	123	137	137	-
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(4,064)	(3,455)	(3,330)	125
Amortization / book value of disposals	966	1,053	1,053	-
Withdrawal from / (deposit to) Capital Plan financing account	1,339	-	55	55
Direct borrowing for the Capital Plan	5,434	3,772	3,693	(79)
Alternative financing (P3s – public-private partnerships)	181	128	92	(36)
Current principal repayments (P3s)	(62)	(64)	(64)	-
Surplus / (Deficit) plus net cash adjustments	(7,524)	(8,699)	(7,471)	1,228
Cash from prior-year final results	2,392	-	-	-
Cash to be transferred next year	-	-	-	-
Direct borrowing for the Fiscal Plan	4,494	7,038	5,810	(1,228)
Balance at End of Year	1,661	-	-	-

Inventory Consumption Expense (millions of dollars)

	Fiscal Year			Change from
	2017-18	2018-19
	Actual	Budget	Forecast	Budget
Health	863	891	891	-
Service Alberta	12	10	10	-
Transportation	46	50	50	-
Other (Agric. / Culture / Infra. / Legislative Assembly)	5	5	5	-
Total Inventory Consumption Expense	926	956	956	-

Inventory Acquisition (millions of dollars)

	Fiscal Year			Change from
	2017-18	2018-19
	Actual	Budget	Forecast	Budget
Health	869	891	888	(3)
Service Alberta	12	10	10	-
Transportation	50	50	50	-
Other (Agric. / Culture / Infra. / Legislative Assembly)	5	5	5	-
Total Inventory Acquisition	936	956	953	(3)

10	2018–19 First Quarter Fiscal Update and Economic Statement

Capital Plan Highlights

2018-19 Capital Plan spending is forecast to be $6.4 billion, almost identical to the Budget 2018 estimate.

Decreases in school, health and housing projects are due to re-profiling projects to future years based on progress. These decreases are essentially offset by re-profiling and carrying-over of projects from 2017-18 into 2018-19, including federally-funded municipal programs.

Factors impacting project progress include the pace of construction, project scope, land conditions, timing related to tendering, planning and permitting, and rate of project identification, approval and construction under federal programs.

Direct borrowing of $3.7 billion is forecast, a decrease of $79 million from budget. The decrease is due mainly to a large portion of the re-profiling from 2017-18 relating to federally-funded municipal programs, and an additional $55 million in the Capital Plan financing account, partly offset by a lower contribution from Alberta Social Housing Corporation and a $36 million reduction in alternative financing this year as 2017-18 progress on the Calgary ring road was accelerated.

Capital Plan Summary (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
By Ministry	Actual	Budget	Forecast	Budget
Advanced Education	924	714	719	5
Agriculture and Forestry	51	39	40	1
Children’s Services	1	-	-	-
Community and Social Services	3	2	2	-
Culture and Tourism	67	77	87	10
Economic Development and Trade	8	10	10	-
Education	1,229	744	730	(14)
Energy	70	194	194	-
Environment and Parks	187	65	77	12
Health	1,000	1,338	1,287	(51)
Indigenous Relations	8	8	8	-
Infrastructure	214	224	232	8
Justice and Solicitor General	5	10	10	-
Labour	3	2	2	-
Municipal Affairs	2,248	892	891	(1)
Seniors and Housing	191	259	236	(23)
Service Alberta	115	106	116	10
Transportation	2,237	1,485	1,519	34
Treasury Board and Finance	14	20	20	-
Legislative Assembly	2	3	3	-
Contingency / unallocated	-	(391)	(391)	-
2013 Alberta flood assistance (Environment & Parks / Health / Infr. / Trans.)	24	29	37	8
Climate Leadership Plan:
Energy	-	95	95	-
Environment and Parks	189	20	21	1
Indigenous Relations	22	34	37	3
Infrastructure	-	28	29	1
Transportation	189	405	405	-
Other (Adv. Educ. / Agric. / Ec. Dev. / Hlth. / Mun. Aff. / Snrs. & Hous. / Treas. Bd.)	19	34	34	-
Total Capital Plan	9,021	6,444	6,449	5
Capital Plan Financing Cash received / assets donated for capital purposes	732	969	1,127	158
Retained income of funds and agencies	(53)	101	1	(100)
SUCH sector self-financed	935	860	860	-
Climate Leadership Plan	418	615	621	6
Book value capital asset disposals / grants-in-kind	35	-	-	-
Alternative financing (P3s)	181	128	92	(36)
Capital Plan financing account withdrawal / (deposit)	1,339	-	55	55
Direct borrowing	5,434	3,772	3,693	(79)
Total Capital Plan Financing	9,021	6,444	6,449	5

2018–19 First Quarter Fiscal Update and Economic Statement	11

Economic Outlook

Recovery remains on track

Alberta’s economic recovery remains on pace through the first half of 2018. The Alberta Activity Index (AAX) is tracking 3.0% higher than 2017 through May and has moved above its pre-recession peak. Stronger-than-expected oil prices and solid business activity have lifted the forecast for nominal GDP, a broad measure of income, up from 4.7% at Budget to 5.8%. However, household spending growth has been weaker than expected compared with Budget, which is offsetting gains in other sectors. As a result, the forecast for 2018 real GDP remains unchanged from Budget at 2.7%. In 2019, ongoing strength in exports, a modest improvement in investment and continued population and earnings growth are expected to support real GDP growth of 2.7%, slightly stronger than the 2.5% forecast at Budget.

Despite the solid outlook for Alberta’s economy, heightened uncertainty about US trade policies and the impact they may have on growth and investment is creating headwinds. While Alberta’s exposure to recently announced trade tariffs is smaller than a number of provinces, an escalation of trade actions poses some downside risk to the economic outlook.

Oil prices strengthen

Rising global demand and tightening supply due to heightened geopolitical risks have driven oil prices higher since Budget. So far this fiscal year, North American benchmark West Texas Intermediate (WTI) crude has averaged around US$68/bbl. Market expectations are that WTI prices will be higher this fiscal year compared with Budget.

Alberta’s Western Canadian Select (WCS) has shared in the price appreciation, averaging just under US$50/bbl in the first quarter. However, ongoing pipeline constraints and increased oil sands production have widened the light-heavy (L/H) price differential. Additionally, WCS prices have displayed more volatility than WTI, with daily price changes ranging across a 30-percentage-point-wide spectrum since the end of 2017-18, versus 10 percentage points (ppts) for WTI. With oil sands production continuing to expand, the L/H differential is expected to remain under pressure.

Exports driving recovery

Growing exports are leading Alberta’s economic recovery in 2018 (Figure 1). Through the first six months of the year, international merchandise exports are up 11% compared to the same period in 2017. Oil prices have played a significant role but non-energy exports are also near all-time highs, with volumes up roughly 8% over the first half of 2017. Strong growth in shipments of food and beverage, forestry and machinery and equipment products, especially, is helping offset a downward revision to oil production due to the power outage at Syncrude. Real exports are forecast to grow 4.9% in 2018 and 3.7% in 2019.

Corporate earnings improve

With oil prices higher than anticipated and economic momentum spreading, Alberta producers are seeing higher returns than estimated at Budget.

Corporate earnings are now forecast to rise 31%, up 12 ppts from Budget. Exporters are additionally benefiting from a weaker than expected Canadian dollar. Consequently, the Loonie has averaged $0.77 USD/CAD through the first four months of the fiscal year, nearly three cents lower than the Budget forecast. The 2018 exchange rate forecast has been lowered to $0.78 USD/CAD.

Energy investment looking up

With improving corporate profits, energy investment prospects are beginning to shift. Rigs drilling jumped 20% in July compared with last year and are averaging almost 7% higher year-to-date. As a result, conventional investment is expected to rise approximately 9% in 2018, almost entirely offsetting the decline in non-conventional investment. Next year is also anticipated to bring modest growth to oilsands investment, the first year of growth since 2014. Along with a continued increase in conventional investment, oil and gas investment growth is anticipated to lead overall business investment 3.2% higher in 2019.

12	2018–19 First Quarter Fiscal Update and Economic Statement

Economic Outlook

Non-energy investment lags

The completion of several major projects and elevated commercial vacancies continue to weigh on commercial and industrial construction. In addition, tariffs and higher wood prices are raising input costs and construction prices. As forecast at Budget, non-energy investment is expected to fall about half a percentage point in 2018 and trail overall business investment in 2019.

Labour market advancing

Alberta’s labour market continues to improve (Figure 2). While employment growth has moderated, earnings have picked up.

With year-to-date employment growth slowing from 2.0% at the beginning of the year to 1.7% through July, employment growth for 2018 has been revised from 2.0% at Budget to 1.9%. The unemployment rate is forecast slightly lower at 6.7% due in part to slower growth in the number of people joining the labour force.

Household earnings are forecast to be stronger than at Budget, with the majority of year-to-date employment growth coming from the higher-earning goods sector and full-time employment (Figure 3). Average weekly earnings growth for 2018 is now forecast at 2.7%, up from 2.4% at Budget. This strength is anticipated to carry into 2019, with primary household income climbing 4.7%.

Consumer prices climb

A lower Canadian dollar and rising energy prices are driving up consumer prices across Canada. In Alberta, rising gas and electricity prices have lifted Alberta’s consumer price index (CPI). This has led to a revised forecast for 2018 inflation, up 0.2 ppts to 2.3%. As the impact of these temporary factors dissipates, inflation is expected to ease to 1.9% in 2019.

Pace of household spending eases

Rising costs, tighter mortgage regulations implemented early in the year and climbing interest rates are weighing on household spending.

Through July, there has been an average of 1,100 fewer (annualized) housing starts than 2017, leading to a small downward adjustment to 2018 starts forecast. While retail sales are at a record high, growth in consumer spending has been slower than anticipated, especially on durable goods such as motor vehicles. This is expected to pick up in 2019 as housing activity rises and employment and wages continue to climb higher.

Risks to the Outlook

●  Monetary policy in advanced economies could tighten faster than anticipated, putting pressure on heavily indebted emerging economies. This would be a drag on global growth.

●  Growing oil supplies or slowing demand globally could put downward pressure on oil prices.

●  As oil production is expected to outstrip pipeline capacity starting this year, prolonged market access issues could widen the differential, impacting incomes and investment.

●  The threat of protectionist trade policies pose direct risks to the trade outlook and indirect risks related to lower global growth.

2018–19 First Quarter Fiscal Update and Economic Statement	13

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2017-18 Actual	2018-19 3 Month Actual	2018-19 Fiscal Year
			Budget	1st Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	53.69	67.88	59.00	61.00
Light-Heavy Differential (US$/bbl)	14.40	19.27	22.40	24.00
WCS @ Hardisty (Cdn$/bbl)	50.38	62.83	46.00	47.00
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	1.82	0.93	2.00	1.70
Production
Conventional Crude Oil (000s barrels/day)	457	n/a	461	489
Raw Bitumen (000s barrels/day)	2,804	n/a	3,163	3,147
Natural Gas (billions of cubic feet)	4,253	n/a	4,502	4,305
Interest rates
3-month Canada Treasury Bills (per cent)	0.85	1.21	1.60	1.50
10-year Canada Bonds (per cent)	1.91	2.28	2.50	2.40
Exchange Rate (US¢/Cdn$)	78.0	77.5	80.0	78.0

Calendar Year Assumptions	2017 Calendar Year		2018 Calendar Year		2019 Calendar Year
	Budget	Actual	Budget	1st Quarter	Budget	1st Quarter
Gross Domestic Product
Nominal (millions of dollars)	336,284	337,285[a]	352,189	356,996	367,474	374,828
per cent change	6.8	7.1[a]	4.7	5.8	4.3	5.0
Real (millions of 2007 dollars)	316,451	317,452[a]	325,029	326,023	333,139	334,826
per cent change	4.5	4.9[a]	2.7	2.7	2.5	2.7
Other Indicators
Employment (thousands)	2,287	2,287	2,333	2,330	2,372	2,370
per cent change	1.0	1.0	2.0	1.9	1.7	1.7
Unemployment Rate (per cent)	7.8	7.8	6.8	6.7	6.2	6.1
Average Weekly Earnings (per cent change)	1.0	1.0	2.4	2.7	2.9	3.0
Primary Household Income (per cent change)	4.4	4.4[a]	4.5	4.5	4.7	4.7
Net Corporate Operating Surplus (per cent change)	90.6	97.2[a]	19.1	31.0	9.8	14.5
Housing Starts (number of units)	29,500	29,500	30,200	29,100	32,000	30,400
Alberta Consumer Price Index (per cent change)	1.6	1.6	2.1	2.3	1.9	1.9
Population (July 1st, thousands)	4,286	4,286	4,348	4,348	4,413	4,413
per cent change	1.2	1.2	1.4	1.4	1.5	1.5

[a]	Alberta Treasury Board and Finance estimate.

14	2018–19 First Quarter Fiscal Update and Economic Statement

Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2018-19 First Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2018. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan for a fiscal year on or before August 31. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2018-19 First Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2018 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

The forecast provided in this report is in compliance with the requirements of the FPTA.

2018–19 First Quarter Fiscal Update and Economic Statement	15